Bruno Guazzoni
Via Fume 23
Bardonecchia (Torino)
10052
Italy
July 6, 2006
To Whom It May Concern:
This is to confirm that my nephew, Claudio M. Guazzoni, who is the Chairman and Chief Executive Officer of Zanett, Inc. (a U.S., stock exchange listed company), has power and authority to vote the shares of common stock of the Company owned by me and act in my behalf as regards matters concerning privileges or rights afforded to me by such ownership.
As a matter of fact, record, and information, in the recent annual general meeting of the Company, this power was exercised in precisely this manner.
Yours very truly,

/s/ Bruno Guazzoni Bruno Guazzoni